Exhibit (s)

Calculation of Filing Fee Tables

Form N-2

(Form Type)

JOHN HANCOCK ASSET-BASED LENDING FUND

(Exact Name of Registrant as Specified in its Declaration of Trust)

Table 1: Newly Registered and Carry Forward Securities

	Security Type	Security Class Title	Fee Calculation or Carry Forward Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee	Carry Forward Form Type	Carry Forward File Number	Carry Forward Initial Effective Date	Filing Fee Previously Paid in Connection with Unsold Securities to be Carried Forward
Newly Registered Securities
Fees to Be Paid	Equity	Common Stock	457(o)	15,000,000	$20.00	$300,000,000	0.0000927	$27,810
Fees Previously Paid	Equity	Common Stock	457(o)	15,000,000	$20.00	$300,000,000	0.0000927	$27,810
Carry Forward Securities
Carry Forward Securities
Total Offering Amounts						$300,000,000		$27,810
Total Fees Previously Paid								$27,810
Total Fee Offsets
Net Fee Due								$0